

SECU[illegible] 17016980 [illegible]N

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SEC FILE NUMBER
8-49738

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Crossbow Investments L.L.C..

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL .PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway – Suite 3300

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC

(Name - if individual, state last, first, middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 APR -3 PM 4:02 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

INDIAN HARBOR, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crossbow Investments L.L.C.
(A Limited Liability Company)

Financial Statements
and Supplementary Information

Pursuant to Rule 17a-5(e)(3)

Year Ended December 31, 2016

Crossbow Investments L.L.C.
(A Limited Liability Company)
For the Year Ended December 31, 2016

Table of Contents

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Crossbow Investments L.L.C. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature
CFO

Subscribed and sworn
to before me March 28, 2017



GEORGE T. BRUNELLE
Notary Public, State of New York
Registration #02BR6333361
Qualified In New York County
Commission Expires Nov. 23, 2019



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crossbow Investments LLC

We have audited the accompanying statement of financial condition of Crossbow Investments LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
March 28, 2017

Crossbow Investments L.L.C.
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	27,971
Other assets		10,893
Total assets	$	38,864
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	500
Commitment (Note 4)		
Members' equity		38,364
Total liabilities and members' equity	$	38,864

See accompanying notes to financial statements.

Crossbow Investments L.L.C.
(A Limited Liability Company)
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Investment gains	$ 1,980
Sublease income	29,450
Reimbursed expense	2,730
Other income	2,587
Total revenues	36,747
Expenses	
Compensation and benefits	9,946
Rent	34,096
Regulatory expenses	7,026
Other	4,400
Total expenses	55,468
Net loss	$ (18,721)

See accompanying notes to financial statements.

Crossbow Investments L.L.C.
(A Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance, January 1, 2016	$ 37,149
Capital contributions	40,925
Capital withdrawals	(20,989)
Net loss	(18,721)
Balance, December 31, 2016	$ 38,364

See accompanying notes to financial statements.

Crossbow Investments L.L.C.
(A Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (18,721)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities:	
Non-cash expenses	10,950
Gain on securities owned	(1,872)
Other assets	(3,958)
Accounts payable, other liability	(23,900)
Net cash used in operating activities	(37,501)
Cash provided by financing activities:	
Capital contributions	29,975
Net decrease in cash	(7,526)
Cash - beginning	35,497
Cash - ending	$ 27,971
Supplemental information	
Capital withdrawal - marketable security	$ 19,323

See accompanying notes to financial statements.

1. Organization

Crossbow Investments L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International (UK) Limited, a company that is registered with the United Kingdom Financial Conduct Authority.

In accordance with the Company's operating agreement, the Company will dissolve in 2026 (unless extended). The Company has no plans to dissolve sooner.

The managing member have agreed to provide the Company additional funding to finance its operations and maintain its minimum net capital requirements.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Use of estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related service.

Income taxes
The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company files income tax returns in the United States federal jurisdiction and in a state and local jurisdiction.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. **Regulatory Requirements**

The Company is subject to SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of $27,471, which exceeded the required net capital by $22,471.

The Company does not handle customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Commitment**

The Company leases its office premises under an operating lease expiring on February 28, 2017. The Company does not intend to renew the lease. Rent expense during 2016 amounted to $34,096. The Company subleases a portion of its office space and received sublease income of $28,450 during 2016. The sublease arrangements are on a month-to-month basis.

5. **Concentration**

Substantially all of the cash assets of the Company are held by a single bank. The Company does not consider itself at risk in this regard.

6. **Related Party Transaction**

Other income is derived from prior years' over accrued audit fees. In 2016 AMMA Private Equity Ltd ("AMMA") had paid $10,950 of audit fees on behalf of the company and was accounted for as a capital contribution. The Company's 2016 audit fee of approximately $10,000 will be paid by AMMA. AMMA reimbursed the Company for regulatory fees in the amount $2,730.

7. **Change of Ownership**

During 2016, the Company's current members sold a 20% interest to AMMA. Regulatory approval from FINRA, the Company's designated examining authority, has been received to sell the remaining 80%. The purchase of the remaining interest in the Company has not yet been completed. AMMA has paid $22,680 towards the operations of the Company. The Company is in the process of transferring the remaining 80% interest to AMMA.

8. **Other Assets**

Other assets consisted of prepaid expenses of $1,701, rent security deposit of $6,676 and the amount due from AMMA of $2,516.

9. **Contingencies**

The Company is late on the filing of its partnership tax returns. Although there is no tax due this could result in late filing penalties. Management believes the penalties could be waived based on a reasonable cause of the medical condition of a member. However, the Company is unable to predict the outcome of this matter.

SUPPLEMENTARY INFORMATION

Crossbow Investments L.L.C.
(A Limited Liability Company)

Schedule I -Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Members' equity	$	38,364
Deductions and/or charges:		
Nonallowable assets		
Other assets		10,893
Net capital		27,471
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	22,471
Aggregate indebtedness	$	500
Ratio of aggregate indebtedness to net capital		.02 to 1

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm

Crossbow Investments L.L.C.
(A Limited Liability Company)

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2016

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crossbow Investments LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Crossbow Investments LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
March 28, 2017

Crossbow Investments L.L.C.
(A Limited Liability Company)
Rule 15c3-3 Exemption Report
December 31, 2016

To the best of my knowledge and belief, Crossbow Investments LLC ("Crossbow") states the following:

Crossbow may file an exemption report because it had no obligations under SEC Rule 15c3-3. Crossbow did not handle cash or securities on behalf of customers without any exceptions under SEC Rule 15c3-3 throughout the year ending December 31, 2016.



CFO

Date 03/28/2017